Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120

E. Taylor Brody
ebrody@stradley.com
215-564-8071

October 16, 2020

Filed via EDGAR
Ms. Jaea Hahn
Mr. Jeff Long
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Filings on Form N-14 for Voyageur Mutual Funds and Delaware Group Tax-Free Fund (File Nos. 333-248706 and 333-248705)

Dear Ms. Hahn and Mr. Long:
On behalf of Voyageur Mutual Funds and Delaware Group Tax-Free Fund (each, a “Registrant” and together, the “Registrants”), submitted herewith under the EDGAR system, are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated on October 13, 2020 and September 24, 2020 with regard to each Registrant’s joint Prospectus/Information Statement on Form N-14 (the “Information Statement/Prospectus”) and the related Part B.  Each Information Statement/Prospectus was filed as part of the proposed reorganization of series of Delaware Group Limited-Term Government Funds into series of the Registrants.
The Registrants delayed effectiveness of the Information Statement/Prospectus and filed a related pre-effective amendment at the request of the Staff to address Comments 8 and 9 below. As discussed, the Registrants intend to formally request acceleration of the effective date of the Information Statement/Prospectus in order to maintain the planned timing of the Reorganizations.
Each comment from the Staff is summarized below, followed by the Registrants’ response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Information Statement/Prospectus.
Accounting Comments

1.	Comment: In order to be shown in the fee tables, the fee waivers are required to continue for at least one year following the Reorganizations.
Response: The Registrants will revise the Information Statement/Prospectus to show the fee waivers continuing for at least one year following the Reorganizations.
2.	Comment: Please remove the recoupment column from the fee tables.
Response: The requested changes will be made.
3.	Comment: For Delaware Tax-Free New York II Fund please explain why the net numbers shown for Class A and Institutional Class are below the cap.

Response: The fee tables have subsequently changed as a result of compliance with the Staff’s comment to show the pro forma information as of February 29, 2020 in accordance with Reg. S-X (Comment # 6 below). As a result, the net numbers for Delaware Tax-Free New York II Fund’s Class A and Institutional Class shares are no longer below the cap.
4.	Comment: Please show Acquired Fund performance as of 12/31/19 instead of 12/31/18.
Response: The requested changes will be made.
5.	Comment: Please revise the introductory paragraph before the financial highlights in Exhibit B to the Information Statement/Prospectus to reflect the February 29, 2020 date, as applicable.
Response: The requested changes will be made.
6.	Comment: Please show the Acquiring Funds’ pro forma information in the Information Statement/Prospectus as of February 29, 2020 in accordance with Reg. S-X.
Response: The requested changes will be made.
7.	Comment: In the “Reasons for the Reorganization” section of the Information Statement/Prospectus, please confirm that there are no plans for portfolio repositioning.
Response: The Registrants confirm that they do not plan for any portfolio repositioning and related disclosure will be added to the “Reasons for the Reorganization” section of the Information Statement/Prospectus.
8.
Comment: The calculation described in Item 11.01 of Regulation S-X must be calculated on the fund, rather than trust level. Therefore, please refile the Information Statement/Prospectuses to include Part B pro forma data for all of the Funds.

Response: The Registrants filed a pre-effective amendment to include Part B pro forma data for all of the Funds on October 2, 2020.
9.	Comment: Please refile the Information Statement/Prospectus to include the auditor consents for all of the Reorganizations.
Response: The Registrants filed a pre-effective amendment that included the auditor consents for all of the Reorganizations on October 2, 2020.
Legal Comments

10.
Comment: Under the discussion of the “Comparison of Investment Objectives, Strategies, Risks, and Investment Restrictions” for each Fund, please clarify whether the risk/return profile will change for shareholders as a result of the Reorganizations.

Response: The risk/return profile will not change for shareholders in any of the Reorganizations. Related disclosure will be added to the Information Statement/Prospectus.
11.	Comment: Please consider summarizing the similarities and differences between the Funds in the introduction for each Fund under “Principal Investment Strategies.”
Response: The requested changes will be made.

12.
Comment: For the Reorganization of Delaware Tax-Exempt Income Fund into Delaware Tax-Free USA Intermediate Fund, please describe under the discussion of the “Comparison of Investment Objectives, Strategies, Risks, and Investment Restrictions” whether both Funds will invest in securities with the same credit quality. For example, under “What are the Fund’s principal investment strategies?”, Delaware Tax-Exempt Income Fund discloses that it invests in junk bonds but Delaware Tax-Free USA Intermediate Fund does not.

Response: Delaware Tax-Exempt Income Fund and Delaware Tax-Free USA Intermediate Fund invest in securities with the same credit quality. Related disclosure will be added to the Information Statement/Prospectus.

13.
Comment: For the Reorganization of Delaware Tax-Exempt Income Fund into Delaware Tax-Free USA Intermediate Fund, the discussion of the “Comparison of Investment Objectives, Strategies, Risks, and Investment Restrictions” on page 6, the Information Statement/Prospectus states that “each Fund may concentrate its investments in certain types of bonds or in a certain segment of the municipal bond market when the supply of bonds in other sectors does not suit its investment needs.” Please disclose whether the Funds currently concentrate in municipal bonds.

Comment: Response: Delaware Tax-Exempt Income Fund and Delaware Tax-Free USA Intermediate Fund concentrate in municipal bonds. Related disclosure will be added to the Information Statement/Prospectus.
14.	Comment: For each Reorganization, please disclose whether the Acquired Fund’s portfolio needs to be repositioned.
Response: The Registrants confirm that they do not plan for any portfolio repositioning and related disclosure will be added to the Information Statement/Prospectus.
15.	Comment: For each Reorganization, please disclose whether each Acquired Fund and related Acquiring Fund invest in securities with comparable credit quality.

Response: For each Reorganization, each Acquired Fund and related Acquiring Fund invest in securities with comparable credit quality. Related disclosure will be added to the Information Statement/Prospectus.

16.	Comment: Please explain why LIBOR risk is included for some Funds and not others and note any related differences in how the Funds are managed.
Response: The difference in the inclusion of LIBOR risk for certain Funds is attributable to uniform disclosure changes across the Delaware Funds by Macquarie fund complex that have been implemented at different times throughout the year rather than actual differences between how the Funds are managed.
17.
Comment: Under “Comparison of Investment Objectives, Strategies, Risks, and Investment Restrictions—Principal Investment Risks” for each Fund, please describe where each Fund is concentrated to merit the inclusion of Geographic concentration risk and include related additional risk disclosure as applicable, such as risks related to investments in Puerto Rico, for example.

Response: As of the most recent semi-annual report, Delaware Tax-Exempt Income Fund was geographically concentrated in New York securities. As of the most recent semi-annual report,

Delaware Tax-Free USA Intermediate Fund was not geographically concentrated; however, that Fund may concentrate in certain states or territories in the future. As of the most recent semi-annual reports, neither Delaware Tax-Exempt Opportunities Fund nor Delaware Tax-Free USA Fund were geographically concentrated; however, both Funds may concentrate in certain states or territories in the future. As of the most recent semi-annual reports, both Delaware Tax-Free California II Fund and Delaware Tax-Free California Fund were concentrated in California securities. As of the most recent semi-annual reports, both Delaware Tax-Free New York II Fund and Delaware Tax-Free New York Fund were concentrated in New York securities.

The Registrants believe the existing geographic risk disclosure is sufficient and matches what is disclosed in the Funds’ registration statements.

18.	Comment: Please confirm supplementally whether DMC can recoup waived fees after the closing date of the Reorganizations. Please specify whether the ability to recoup fees will survive.
Response: The Registrants confirm that DMC will not be able to recoup waivers after the closing date of the Reorganizations. The ability to recoup waived fees will be terminated upon the closing of the Reorganizations.
19.	Comment: Under the description of “Board Considerations,” please state whether the Board considered factors that weighed against the approval of the Reorganizations.
Response: The discussion in the “Board Considerations” section contain a description of the factors considered by the Board in their approval of each of the Reorganizations. The Registrants respectfully decline to add additional language as such disclosure is not required by Form N-14.
20.	Comment: On page 63 of the Information Statement/Prospectus, please delete the statement that the summary “is qualified in its entirety by the Plan.”
Response: The reference regarding qualification of the summary of the Plan will be deleted as requested.

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Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours, /s/ Taylor Brody Taylor Brody